SHEARMAN & STERLING

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
DÜSSELDORF
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MENLO PARK
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WASHINGTON, D.C.


02002894

January 29, 2002


FEB 4 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find (i) a press release dated January 10, 2002, announcing the sale of its wholesale brokerage activity to ASSU 2000 and (ii) a press release dated January 18, 2002, announcing the award of a group life policy of 466 million euros for Allianz Seguros, a joint Spanish subsidiary of AGF and RAS.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33) 1-53-89-70-00 should you have any questions.

Very truly yours,

Lee D. Neumann

Lee D. Neumann

Enclosures
cc: Jean-Michel Mangeot
Assurances Générales de France

PADOCS01/110102 1

File No. 82-4517


FEB 4 2002


AGF


ASSU
2000
Des professionnels qui assurent

PRESS RELEASE

Paris,10 January 2002

AGF sells wholesale brokerage activity to ASSU 2000

On 22 December 2001, AGF subsidiary, Société Française de Recours (SFR), sold its wholesale broker for individual non-life insurance to ASSU 2000.

Located in Monaco, SFRs wholesale brokerage business employs 60 individuals and reported nearly 26 million euros of premium volume in 2001, mainly in auto and comprehensive household insurance. Its products, which are developed by AGF La Lilloise and managed by Maxance Assurances, are sold through affinity groups by about 600 brokers, most of whom are located in the South.

ASSU 2000 distributes insurance products that are exclusively designed for individuals through a salaried network of 230 agencies located in communities with populations exceeding 50,000 throughout France. In 2001, ASSU 2000 managed premium volume of about 74 million euros for premium income of nearly 30 million euros.

The agreement between AGF and ASSU 2000 calls for Maxance Assurances to continue to distribute the products provided by AGF La Lilloise throughout France.

The acquisition will enable ASSU 2000 to strengthen the distribution of its products in France by building a new line marketed through a national network that will complement its existing one geographically.

This divestment will help refocus AGF on insurance and asset management businesses and lay the groundwork for the reorganisation of its legal protection activities planned for 2002 under a single unit: SFR-Protexia, which posted pro-forma premium income of approximately 20 million euros in 2001.

Analyst and investor contacts

Jean-Michel Mangeot: (33) 1 44 86 21 25 mangejm@agf.fr
Marc de Pontevès: (33) 1 44 86 20 99 deponte@agf.fr
Vincent Foucart: (33) 1 44 86 29 28 foucarv@agf.fr

Press contacts

Bérangère Auguste-Dormeuil: (33) 1 44 86 78 97 augusbe@agf.fr
Agnès Miclo: (33) 1 44 86 31 62 micloa@agf.fr
Séverine David: (33) 1 44 86 67 45 davidse@agf.fr

ASSU 2000

Press contact

Carole Fournier : 01 48 10 67 85 cfournier@assu2000.fr

For additional financial, strategic and institutional information on AGF Group, visit our web site at http://www.agf.fr

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words " may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

For additional financial, strategic and institutional information on AGF Group, visit our web site at http://www.agf.fr

File No. 82-4517





PRESS RELEASE

Paris, 18th January 2002

Allianz Seguros, joint Spanish subsidiary of AGF and RAS, is awarded a group life policy of 466 million euros

Allianz Seguros, a subsidiary equally held by AGF and RAS ranking third in the Spanish insurance market, has signed off in December 2001 a 466 million euros contract with Banco Popular Group in order to externalise its pension liabilities.

By the end of year 2000, Banco Popular Group agreed with the unions the implementation of a Qualified Pension Plan on the behalf of its whole labour force, covering retirement, death and disability benefits. Retirement benefits are laid down as Defined Benefit Plan for employees that joined the Group before 1980 and as Defined Contribution for the others. Death and Disability benefits are defined benefits, in the form of annuities, for the whole labour force (12.000 employees).

Benefits are calculated as a percentage of the salary on top of the pension provided by the State.

Banco Popular Group has transferred mortality and risk interest to Allianz Seguros through several Group life and Annuities policies, protecting its future P&L accounts from potential deviations.

At the same time, Allianz Seguros has invested the single premium in a financial structure, using the most advanced techniques in terms of ALM (Assets and Liabilities Matching) rated not below AA, in order to provide a guaranteed interest for the next 40 years.

Allianz Seguros was already assuring the pensions of 4,000 retired employees with mathematical reserves for an amount of 675 million euros.

Analyst and investor contacts

Jean-Michel Mangeot: (33) 1 44 86 21 25 mangejm@agf.fr
Marc de Pontevès: (33) 1 44 86 20 99 deponte@agf.fr
Vincent Foucart: (33) 1 44 86 29 28 foucarv@agf.fr

Press contacts

Bérangère Auguste-Dormeuil: (33) 1 44 86 78 97 augusbe@agf.fr
Agnès Miclo: (33) 1 44 86 31 62 micloa@agf.fr
Séverine David: (33) 1 44 86 67 45 davidse@agf.fr

For additional financial, strategic and institutional information on AGF Group, visit our web site at http://www.agf.fr

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's business and markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (i.e. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and / or global basis.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.